January 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Pearlyne Paulemon and Pam Long

Re: Cantor Equity Partners III, Inc.

Draft Registration Statement on Form S-1

Submitted September 18, 2024

CIK No. 0002034268

Ladies and Gentlemen:

Cantor Equity Partners III, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated October 15, 2024 (the “Letter”) regarding the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted on September 18, 2024. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type. This letter will be filed concurrently with the filing of an amendment to the Draft Registration Statement on Form S-1 (“Amendment No. 1”).

Draft Registration Statement Submitted September 18, 2024

Cover Page

1.	Where you discuss conflicts of interest, please include additional cross-references to the locations of related disclosures in the prospectus, such as in the summary disclosure provided in response to Item 1602(b)(7).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of Amendment No. 1 to address the Staff’s comment.

Prospectus Summary, page 1

2.	Please revise the tables beginning on pages 10 and 105 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 13 and 112 of Amendment No. 1 to address the Staff’s comment.

Our Company, page 2

3.	Please expand your discussion of the manner in which you will identify and evaluate potential business combination candidates to include disclosure of how significant competition among other SPACs pursuing business combination transactions may impact your ability to identify and evaluate a target company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the pages 7, 49 and 107 of Amendment No. 1 to address the Staff’s comment.

4.	We note that the Active Cantor SPACs are currently searching for businesses in industries similar to the industries in which your search is focused, and that your officers and directors may have conflicts of interest with respect to the Active Cantor SPACs. Please revise to address how opportunities to acquire targets are allocated among the Active Cantor SPACs and the company. Also continue to update the status of the Active Cantor SPACs in amendments to the registration statement prior to effectiveness.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the pages 9, 34, 64, 108, 116, 141 and 147 of Amendment No. 1 to address the Staff’s comment.

Risks Relating to Cantor, our Sponsor and Management Team, page 57

5.	We note the disclosure on page 11 and elsewhere that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement shares or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the page 62 of Amendment No. 1 to address the Staff’s comment.

Dilution, page 88

6.	We note that one of your calculation assumptions is that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing for an initial business combination. Please expand your disclosure to highlight that you may need to obtain such financing as you intend to target an initial business combination with a target company whose enterprise value is greater than you could acquire with the net proceeds of the offering and the sale of private placement shares, as stated on page 101 of your prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the page 93 of Amendment No. 1 to address the Staff’s comment.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

CANTOR EQUITY PARTNERS III, INC.

By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer

cc: Stuart Neuhauser, Esq.

[Signature Page to Response Letter to the SEC – Form S-1 Registration Statement of Cantor Equity Partners III, Inc. – January 2025]

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